SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-1A

REGISTRATION STATEMENT (NO. 2-27203)
UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No.	[ ]
Post-Effective Amendment No. 92	[X]
and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 93

[X]

VANGUARD EXPLORER FUND

(Exact Name of Registrant as Specified in Declaration of Trust)

P.O. Box 2600, Valley Forge, PA 19482

(Address of Principal Executive Office)

Registrant’s Telephone Number (610) 669-1000

Heidi Stam, Esquire

P.O. Box 876

Valley Forge, PA 19482

Approximate Date of Proposed Public Offering:
It is proposed that this filing will become effective (check appropriate box)
[x] immediately upon filing pursuant to paragraph (b)
[ ] on (date) pursuant to paragraph (b)
[ ] 60 days after filing pursuant to paragraph (a)(1)
[ ] on (date) pursuant to paragraph (a)(1)
[ ] 75 days after filing pursuant to paragraph (a)(2)
[ ] on (date) pursuant to paragraph (a)(2) of rule 485
If appropriate, check the following box:
[ ] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PART C

VANGUARD EXPLORER FUND

OTHER INFORMATION

Item 28. Exhibits

(a)	Articles of Incorporation, Amended and Restated Agreement, and Declaration of Trust, filed on February 19, 2009, Post-Effective Amendment No. 85, is hereby incorporated by reference.
(b)	By-Laws filed on October 14, 2010 Post-Effective Amendment No. 89, is hereby incorporated by reference.
(c)	Instruments Defining Rights of Security Holders, reference is made to Articles III and V of the Registrant’s Amended and Restated Agreement and Declaration of Trust, refer to Exhibit (a) above.
(d)	Investment Advisory Contracts, for Century Capital Management LLC, and Chartwell Investment Partners, L.P., filed on August 12, 2010, Post-Effective Amendment No. 88, are hereby incorporated by reference, Granahan Investment Management, Inc., and Kalmar Investment Advisers, filed on February 22, 2010 Post-Effective Amendment No. 87, are hereby incorporated by reference. For Wellington Management Company LLP, filed on March 23, 2011 Post-Effective Amendment No.92, is hereby incorporated by reference. The Vanguard Group, Inc. provides investment advisory services to the Fund at cost pursuant to the Amended and Restated Funds’ Service Agreement, refer to Exhibit (h) below.
(e)	Underwriting Contracts, not applicable.
(f)	Bonus or Profit Sharing Contracts, reference is made to the section entitled “Management of the Fund” in Part B of this Registration Statement.
(g)	Custodian Agreement, for Brown Brothers Harriman & Company, filed on February 22, 2010, Post-Effective Amendement No. 87, is hereby incorporated by reference.
(h)	Other Material Contracts, Fifth Amended and Restated Funds’ Service Agreement, filed on February 22, 2010, Post-Effective Amendement No. 87, is hereby incorporated by reference.
(i)	Legal Opinion, not applicable.
(j)	Other Opinions, Consent of Independent Registered Public Accounting Firm, filed on February 22, 2011 Post-Effective Amendment No.90, is hereby incorporated by reference.
(k)	Omitted Financial Statements, not applicable.
(l)	Initial Capital Agreements, not applicable.
(m)	Rule 12b-1 Plan, not applicable.
(n)	Rule 18f-3 Plan, filed on February 22, 2011 Post-Effective Amendment No.90, is hereby incorporated by reference.
(o)	Reserved.
(p)	Codes of Ethics, for Chartwell Investment Partners, Kalmar Investment Advisers, The Vanguard Group, Inc., Granahan Investment Management, Inc., and Century Capital Management LLC, filed on February 22, 2010, Post-Effective Amendement No. 87, are hereby incorporated by reference. For Wellington Management Company LLP, filed on February 22, 2011 Post-Effective Amendment No.90, is hereby incorporated by reference.

Item 29. Persons Controlled by or under Common Control with Registrant

Registrant is not controlled by or under common control with any person.

Item 30. Indemnification

The Registrant’s organizational documents contain provisions indemnifying Trustees and officers against liability incurred in their official capacities. Article VII, Section 2 of the Amended and Restated Agreement and Declaration of Trust provides that the Registrant may indemnify and hold harmless each and every Trustee and officer from and against any and all claims, demands, costs, losses, expenses, and damages whatsoever arising out of or related to the performance of his or her duties as a Trustee or officer. Article VI of the By-Laws generally provides that the Registrant shall indemnify its Trustees and officers from any liability arising out of their past or present service in that capacity. Among other things, this provision excludes any liability arising by reason of willful misfeasance, bad faith, gross negligence, or the reckless disregard of the duties involved in the conduct of the Trustee’s or officer’s office with the Registrant.

Item 31. Business and Other Connections of Investment Adviser

Wellington Management Company, LLP (Wellington Management) is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the Advisers Act). The list required by this Item 31 of officers and partners of Wellington Management, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and partners during the past two years, is incorporated herein by reference from Schedules B and D of Form ADV filed by Wellington Management pursuant to the Advisers Act (SEC File No. 801-15908).

Granahan Investment Management, Inc. (Granahan) is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of Granahan, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Schedules B and D of Form ADV filed by Granahan pursuant to the Advisers Act (SEC File No. 801-23705).

Chartwell Investment Partners (Chartwell) is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and partners of Chartwell, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and partners during the past two years, is incorporated herein by reference from Schedules B and D of Form ADV filed by Chartwell pursuant to the Advisers Act (SEC File No. 801-54124).

The Vanguard Group, Inc. (Vanguard) is an investment adviser registered under the Investment Advisers Act of 1940, as amended. The list required by this Item 31 of officers and directors of Vanguard, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Schedules B and D of Form ADV filed by Vanguard pursuant to the Advisers Act (SEC File No. 801-11953).

Kalmar Investment Advisers (Kalmar) is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of Kalmar, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Schedules B and D of Form ADV filed by Kalmar pursuant to the Advisers Act (SEC File No. 801-53608).

Century Capital Management, LLC (Century Capital) is an investment adviser registered under the Advisers Act. The list required by this Item 31 of officers and directors of Century Capital, together with any information as to any business, profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Schedules B and D of Form ADV filed by Century Capital pursuant to the Advisers Act (SEC File No. 801-62860).

Item 32. Principal Underwriters

a)	Vanguard Marketing Corporation, a wholly owned subsidiary of The Vanguard Group, Inc., is the principal underwriter of each fund within the Vanguard group of investment companies, a family of 37 investment companies with more than 170 funds.
(b)	The principal business address of each named director and officer of Vanguard Marketing Corporation is 100 Vanguard Boulevard, Malvern, PA 19355.

Name	Positions and Office with Underwriter	Positions and Office with Funds
R. Gregory Barton	Director and Senior Vice President	None
Mortimer J. Buckley	Director and Senior Vice President	None
F. William McNabb III	Chairman	Chairman and Chief Executive Officer
Michael S. Miller	Director and Managing Director	None
Glenn W. Reed	Director	None
George U. Sauter	Director and Senior Vice President	None
Heidi Stam	Director and Senior Vice President	Secretary
Richard D. Carpenter	Treasurer	None
David L. Cermak	Principal	None
Joseph Colaizzo	Financial and Operations Principal	None
Salvatore L. Pantalone	Financial and Operations Principal and Assistant	None
Treasurer
Michael L. Kimmel	Secretary	None
Sean P. Hagerty	Principal	None
John C. Heywood	Principal	None
Steve Holman	Principal	None
Jack T. Wagner	Assistant Treasurer	None
Jennifer M. Halliday	Assistant Treasurer	None
Deborah McCracken	Assistant Secretary	None
Joseph F. Miele	Registered Municipal Securities Principal	None
Jane K. Myer	Principal	None
Pauline C. Scalvino	Chief Compliance Officer	Chief Compliance Officer
Matthew Woldin	AIS Administrative Services Officer	None
Paul Atkins	Assistant Treasurer	None
Timothy P. Holmes	Principal	None
Colin M. Kelton	Principal	None

(c)	Not applicable

Item 33. Location of Accounts and Records

The books, accounts, and other documents required to be maintained by Section 31(a) of the Investment Company Act and the rules promulgated thereunder will be maintained at the offices of the Registrant, 100 Vanguard Boulevard, Malvern, Pennsylvania 19355; the Registrant’s Transfer Agent, The Vanguard Group, Inc., 100 Vanguard Boulevard, Malvern, Pennsylvania 19355; and the Registrant’s Custodian, Brown Brothers Harriman & Co., 40 Water Street, Boston, MA 02109.

Item 34. Management Services

Other than as set forth in the section entitled “Management of the Fund” in Part B of this Registration Statement, the Registrant is not a party to any management-related service contract.

Item 35. Undertakings

Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant hereby certifies that it meets all requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Valley Forge and the Commonwealth of Pennsylvania, on the 23rd day of March, 2011.

VANGUARD EXPLORER FUND
BY:_______/s/ F. William McNabb III*____________

F. William McNabb III
Chairman and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date

/s/ F. William McNabb III*	Chairman and Chief Executive	March 23, 2011
Officer
F. William McNabb
/s/ Emerson U. Fullwood*	Trustee	March 23, 2011
Emerson U. Fullwood
/s/ Rajiv L. Gupta*	Trustee	March 23, 2011
Rajiv L. Gupta
/s/ Amy Gutmann*	Trustee	March 23, 2011
Amy Gutmann
/s/ JoAnn Heffernan Heisen*	Trustee	March 23, 2011
JoAnn Heffernan Heisen
/s/ F. Joseph Loughrey*	Trustee	March 23, 2011
F. Joseph Loughrey
/s/ André F. Perold*	Trustee	March 23, 2011
André F. Perold
/s/ Alfred M. Rankin, Jr.*	Trustee	March 23, 2011
Alfred M. Rankin, Jr.
/s/ Peter F. Volanakis*	Trustee	March 23, 2011
Peter F. Volanakis
/s/ Thomas J. Higgins*	Chief Financial Officer	March 23, 2011
Thomas J. Higgins

*By: /s/ Heidi Stam

Heidi Stam, pursuant to a Power of Attorney filed on April 26, 2010, see File Number 33-53683, Incorporated by Reference.

INDEX TO EXHIBITS

Investment Advisory Contracts for Wellington Management Company, LLP	Ex-99. D